Exhibit 21.1
Direct and Indirect Subsidiaries
of Robertson Global Health Solutions Corporation
As of June 30, 2010

Robertson Health Services, Inc.	Nevada
- Robertson Technologies Licensing, LLC	Nevada

ASI Capital Corporation	Nevada

ASI Land Holdings, Inc.	Nevada